Exhibit 99.2

Letter published on November 18, 2019 via Twitter

(English language translation)

Dear team,

As is public knowledge, the prosecutor has cited several businessmen as witnesses in the case against Keiko Fujimori, to obtain information on the contributions she received for her presidential campaigns. Today was the day the prosecutor scheduled my statement as a witness, and I went to tell him about the contributions we made to Mrs. Fujimori's party.

In my statement, I informed the prosecutor about the donations that Credicorp Ltd. made to the Fuerza 2011 campaign during the presidential elections of that year. I feel that it is necessary to write this letter to explain the circumstances and, especially, the reasons behind the decision to make such contributions.

I want to start by remembering the anxiety experienced during this electoral process by those of us who believe in the development and progress of Peru. The Venezuelan regime, headed by Hugo Chavez, was making great efforts to expand the disastrous chavismo throughout Latin America. Peru had become a crucial objective for Chavez, and the candidate Ollanta Humala picked up this ideology in his government program "The Great Transformation."

In this scenario, we believed that it was the responsibility of Credicorp, as a leading company in the country, to support the political alternative that, according to the surveys, had the best chance of facing the threat that Peru would suffer the fate of Venezuela.

Thus, between the end of 2010 and 2011, at different times in the two rounds of the electoral process, Credicorp Ltd. made several contributions to Fuerza 2011 that totaled US$3.65 million. It was undoubtedly an exceptional figure that is explained in the context of the equally exceptional threat of chavismo.

These contributions were delivered in cash, and do not pose any legal liability to Credicorp Ltd. We did not make public the decision to deliver these contributions, neither during the campaign nor immediately after, since we had great concern for the retaliation that a political regime associated with chavismo could take, a regime that shows no respect for democracy. However, in August 2015, once Ollanta Humala had already distanced himself from Chavez and Peru was experiencing more stable political circumstances, Credicorp Ltd. manager Walter Bayly commented in an interview with the newspaper El Comercio that we had made campaign contributions during the 2011 electoral process.

In the time since, I have repeatedly reflected on our decisions and have always reached the same conclusion: making these contributions to Fuerza 2011 was the responsible decision for a threat such as that represented by chavismo for Peruvians and the economy of Peru. I have the conviction that we had a responsibility with the country, as well as with the shareholders, the tens of thousands of employees of the companies I represent, and with the clients, depositors, pensioners and suppliers that depend on the strength of our companies.

Under the same view of our responsibility with the country, during 2016 we supported the two candidacies that promoted the economic and social development model in which we believe. Thus, between three subsidiaries of Credicorp Ltd. and my own family, we contributed a total of around US$650,000 to the campaigns of Peruanos por el Kambio and Fuerza Popular, at different times during the first and second rounds of the elections.

Peru is my country, the country in which I have grown up, and I have a commitment to contribute to its development and progress. It is a commitment that I renew with optimism every day.

Dionisio Romero Paoletti